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22006990

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NOV 29 2022

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SEC FILE NUMBER
8-25027

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 9/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Global Atlantic Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Financial Plaza, 755 Main Street, 24th Floor
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Harpel	(717) 249-8803	jeff.harpel@oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

PUBLIC

OATH OR AFFIRMATION

November 28, 2022

One Financial Plaza
755 Main Street, 24th Floor
Hartford County
Hartford, Connecticut
United States of America

I, the undersigned, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial report pertaining to the firm of Global Atlantic Distributors, LLC as of September 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Robert M. Arena
President and Chief Executive Officer
Global Atlantic Distributors, LLC

Notary Public

Subscribed and sworn before me;

This 28th day of November 2022

VICTORIA L. FOTE
NOTARY PUBLIC
State of Connecticut
My Commission Expires
March 31, 2023

PUBLIC

This filing** contains (check all applicable blanks):

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: __

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PUBLIC

GLOBAL ATLANTIC DISTRIBUTORS, LLC

Statement of Financial Condition
As of September 30, 2022

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a

PUBLIC DOCUMENT

PUBLIC

GLOBAL ATLANTIC DISTRIBUTORS, LLC
Statement of Financial Condition

INDEX

		Page No.
Report of Independent Registered Public Accounting Firm		
Financial Statement		
Statement of Financial Condition		1
Notes to Statement of Financial Condition		
Note 1.	Description of Business	2
Note 2.	Basis of Presentation	2
Note 3.	Significant Accounting Policies	2-3
Note 4.	Transactions with Related Parties	3
Note 5.	Contingencies	3
Note 6.	Income Taxes	4
Note 7.	Net Capital Requirements	4
Note 8.	Subsequent Events	4

Deloitte.

PUBLIC

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA
Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Global Atlantic Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Atlantic Distributors, LLC (the "Company") as of September 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

November 28, 2022

We have served as the Company's auditor since 2021.

GLOBAL ATLANTIC DISTRIBUTORS, LLC

Statement of Financial Condition

PUBLIC

		As of September 30, 2022
Assets		
Cash	$	508,382
Money market securities		9,151,827
Commissions receivable from affiliate		959,085
Distribution service fees receivable		691,514
Prepaid expenses		45,238
Total assets	$	11,356,046
Liabilities and member's equity		
Payable to affiliate	$	2,412,766
Commissions payable and accrued expenses		5,579,567
Income taxes payable		300,771
Total liabilities		8,293,104
Member's equity		3,062,942
Total liabilities and member's equity	$	11,356,046

The accompanying notes are an integral part of this financial statement.

PUBLIC

Note 1.
Description of Business

Global Atlantic Distributors, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Global Atlantic (Fin) Company ("FinCo"). As a limited liability company, the Company's sole member is FinCo. The Company and FinCo are both domiciled in Delaware and owned by Global Atlantic Financial Group Limited ("GAFG"). GAFG is owned by KKR & Co. Inc. ("KKR").

The Company acts as the principal underwriter and distributor of variable annuity ("VA") insurance and other annuity products issued by Forethought Life Insurance Company ("FLIC") and Commonwealth Annuity and Life Insurance Company ("CWA"). Both FLIC and CWA are wholly-owned subsidiaries of FinCo. The Company also offers common remitter services to certain retirement plan providers. The Company's business activity is based in the United States of America ("U.S.A.").

Beginning in February 2022, the Company also became the distributor of a registered index-linked annuity ("RILA") product issued by FLIC. In July 2022, the Company submitted a Continuing Membership Application with FINRA to expand the Company's distribution offerings to include non-insurance and new insurance products in collaboration with KKR.

Note 2.
Basis of Presentation

The statement of financial condition ("SOFC") is prepared in accordance with accounting principles generally accepted in the U.S.A. At September 30, 2022, the Company's SOFC includes certain accounts associated with affiliated entities. See **Note 4, Transactions with Related Parties**, for additional information.

Note 3.
Significant Accounting Policies

The Company's significant accounting policies include the use of estimates which is discussed below. All other significant accounting policies are included in the following footnotes:

Transactions with Related Parties	Note 4
Contingencies	Note 5
Income Taxes	Note 6
Net Capital Requirements	Note 7
Subsequent Events	Note 8

Use of Estimates
Preparation of the SOFC requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

Cash
As of September 30, 2022, the Company's operating cash is held in a business checking account with a third-party financial institution.

Distribution service fees receivable
As the distributor of VA products issued by FLIC and CWA, the Company holds a distribution service fees receivable associated with third-party mutual funds under Rule 12b-1 of the Investment Company Act of 1940. This receivable is generated from distribution and marketing services rendered on behalf of mutual funds providing investment options for the VA products. The Company's receivable for distribution service fees is supported by individual service agreements established with a select group of mutual fund companies.

Money market securities. The Company invests its available operating cash in a money market mutual fund ("MMMF"). The MMMF is an open-end mutual fund registered under the Investment Company Act of 1940, as amended. In the fair value hierarchy as prescribed by FASB ASC 820, *Fair Value Measurements*, the MMMF is considered a Level 1 asset, whose value is based on unadjusted quoted prices for identical assets in an active and accessible market.

Concentration of Risk. The Company's $9.2 million balance in the MMMF is not insured by any agency such as the Federal Deposit Insurance Corporation. The Company believes that the risk of loss is mitigated by its monitoring the economic stability of the major institution managing the MMMF.

Current Expected Credit Losses ("CECL"). In June 2016, FASB issued new guidance on the measurement of credit losses on financial instruments. This guidance replaces the incurred loss impairment model with one that reflects expected credit losses. The measurement of expected credit losses should be based on historical loss information, current conditions, and reasonable and supportable forecasts. As of September 30, 2022, the Company has no financial instruments that requires an accrual for expected credit losses.

PUBLIC

Note 3. (continued)
Significant Accounting Policies

The Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss ("NOL") carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. As of September 30, 2022, the provisions of the CARES Act did not have a material impact on the Company's SOFC.

Simplifying the accounting for income taxes. In December 2019, FASB issued guidance to simplify the accounting for income taxes. This guidance eliminates the exceptions to the incremental approach, to accounting for basis differences when there are changes in ownership of foreign investments, and to interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance also simplifies the application of tax guidance related to franchise taxes, transactions with government entities, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim periods. As of September 30, 2022, the provisions for simplifying the accounting for income taxes did not have a material impact on the Company's SOFC.

Adoption of new accounting pronouncement

Reference rate reform. In March 2020, FASB issued new guidance to ease the accounting implications of the transition away from the London Interbank Offering Rate, or "LIBOR," and other reference rates, which are scheduled to be discontinued. The new guidance offers a variety of optional expedients and exceptions related to accounting for contract modifications and hedging relationships. These expedients and exceptions apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The new guidance is effective for contract modifications made and hedging relationships existing or entered into from January 1, 2020 through December 31, 2022. The Company has adopted the new guidance, as well as modifications to the guidance occurring to date. The adoption of the guidance has not had a material impact on the Company's SOFC.

Note 4.
Transactions with Related Parties

The Company participates in intercompany agreements with FLIC, CWA and Service Co, by which the Company receives management and administrative support services required to conduct its business, and through which the Company provides underwriting and distribution services to FLIC and CWA.

These intercompany agreements result in the Company having intercompany balances on its SOFC.

As of September 30, 2022, the Company has commissions receivable from CWA of $1.0 million. This amount represents the accrued portion of the Company's commission revenue related to the distribution of CWA's VA products.

One of the intercompany agreements, a service and expense agreement with FLIC and Service Co, gives rise to an intercompany payable balance which is settled in cash on a monthly basis. The Company has a netting arrangement ratified in an agreement with FLIC which grants the Company the right to offset its intercompany receivable against its intercompany payable when both of these components are with FLIC. As of September 30, 2022, the Company has a net intercompany payable to FLIC of $2.4 million.

The Company also has a tax agreement with another affiliate. See **Note 6, Income Taxes,** for additional information.

Note 5.
Contingencies

The novel strain of coronavirus ("COVID-19") has and may continue to cause severe disruptions to domestic and global markets. The COVID-19 pandemic has and may continue to impact economies throughout the world, disrupting global supply chains and contributing to significant volatility in the financial markets. These conditions are exacerbated by an international conflict in Eastern Europe, impacting energy prices and contributing towards higher levels of inflation in other areas of the economy. Although the Company is not immune to these threats, the potential impact of these business conditions cannot be quantified as a reserve liability on the Company's SOFC.

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. As of September 30, 2022, the Company was not named in any pending litigations and therefore did not have a litigation reserve.

Note 6.
Income Taxes

Provision for Taxes

The Company is a party to a written agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is part of a consolidated federal income tax return. The written tax agreement is between the Company and FinCo. In general, the allocation to the Company under the agreement is based on the separately computed liability of the Company with credit provided for losses used by other group members.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company has no deferred tax assets as of September 30, 2022. The Company has an income tax liability of $0.3 million as of September 30, 2022.

Unrecognized Tax Benefits

The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of its provision for taxes. As of September 30, 2022, the Company did not record a liability related to accounting for uncertainty in income taxes.

Since January 3, 2014, the Company is included in FinCo's federal, state and local income tax returns and files separate income tax returns in several state and local jurisdictions. All tax years since January 1, 2016 for the Company, and between January 1, 2011 and December 31, 2012 for Epoch Securities, Inc. ("Epoch"), remain open for examination. For reference, Epoch was an affiliated company which merged with the Company on December 31, 2015. Epoch also had been registered as a broker-dealer and member of FINRA.

Note 7.
Net Capital Requirements

The Company is a registered U.S. broker-dealer and is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 of the Securities and Exchange Commission ("SEC"), which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of September 30, 2022, the Company has regulatory net capital, as defined by Rule 15c3-1, of approximately $2.1 million, which exceeds the minimum amount required by $1.9 million.

As it relates to its common remitter services, the Company is in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Additionally, as it relates to the computation for determination of reserve requirements, the Company is exempt from these requirements under the provisions of SEC Rule 15c3-3(k)(2)(i). Customer funds deposited in the common remitter bank account have not been commingled with the proprietary activities of the Company and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007.

Pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, because the Company's other business activities are limited to acting as principal underwriter and distributor of variable and other annuity products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception, the Company has no obligations under Rule 15c3-3.

Note 8.
Subsequent Events

Management of the Company has performed an evaluation of subsequent events through November 28, 2022, which is the date the SOFC was available to be issued. As such, management has concluded that no subsequent events exist which require adjustments to or disclosure in the SOFC.